Unico American Corporation
23251 Mulholland Drive
Woodland Hills, California  91364-2732
(818) 591-9800  FAX (818) 591-9816

VIA EDGAR

January 24, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549

Mail Stop 4720

Re:     Unico American Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Schedule 14A Filed April 22, 2010
File No. 000-03978

Dear Mr. Rosenberg:

Set forth below are the responses of Unico American Corporation (the “Company”) to the comments contained in your letter of January 7, 2011, addressed to Mr. Cary Cheldin, President and Chief Executive Officer of the Company.  As previously stated, we appreciate that the nature of your review of our filing was to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filing.  For the convenience of the reader, each response, which is in disclosure-type format, is preceded by the comment to which it is responding.

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SEC Comment

Form 10-K for the Fiscal Year Ended December 31, 2009

Reinsurance, page 38

1.  Please refer to prior comment two.  Your ceded reinsurance activities appear to have been material to your operating results.  However, your disclosure does not explain the factors underlying the significant changes in the relationship between ceded premiums earned and ceded incurred losses and loss adjustment expenses.  For example, ceded losses increased incurred losses and loss adjustment expenses in 2009 and 2008, while ceded losses decreased incurred losses and loss adjustment expense in 2007.  Please explain these changes and revise your disclosure accordingly.

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Company Response

Ceded premium earned in a given calendar year generally correlates to direct premium earned in that year, while ceded incurred losses in a given calendar year generally correlate with changes in direct incurred losses for that calendar year, which can include incurred losses on the current accident year as well as changes in the estimates of incurred losses for prior accident years.  This is why, in certain years, ceded incurred losses can go below zero, and why it is helpful to consider the relationship between ceded incurred losses and direct incurred losses, which is demonstrated on page 62 of the Company’s 2009 Form 10-K

In the table on the Company’s 2009 Form 10-K Page 39 (reproduced below), we provided the total ceded losses and loss adjustment expenses incurred split into three components:  paid, change in case reserves, and change in incurred but not reported (IBNR).

	Year ended December 31
	2009	2008	2007
Ceded losses and loss adjustment expenses incurred on excess of loss treaties*
Ceded paid losses and loss adjustment expenses	$3,315,589	$7,268,387	$3,287,750
Change in ceded case loss reserves	486,328	(3,324,003)	1,659,134
Change in ceded IBNR reserves	(4,126,038)	(5,285,848)	3,246,603
Total ceded losses and loss adjustment expenses incurred	$(324,121)	$(1,341,464)	$8,193,487

*There were no catastrophe losses incurred during the period covered by this table.

As reflected in this table, any change in reserves also changes incurred by the same amount.

As stated in the Company’s 2009 Form 10-K and prior responses to SEC Comment Letters, Crusader is a small insurance company that does not have the same preciseness as to the predictability of future ceded and net losses as does a large insurance company.  That fact is attributable to the statistical reality of the Law of Large Numbers.  Material fluctuations in Crusader's direct, ceded and net claims experience over time should be expected.

The purpose of ceded reinsurance is to mitigate the material fluctuations in the net incurred losses and loss adjustment expenses of an insurer such as Crusader.  Hence, the most material fluctuations should be expected to be found in the ceded layer of claims costs.  The presence of unexpected atypically large claim(s) will cause material increases in the three components of ceded incurred; the absence of expected atypically large claims might even cause ceded incurred to fall below zero, as we saw in 2008 and again in 2009.

These normal random fluctuations in ceded incurred over time impact income before taxes only in that they offset those same fluctuations in direct incurred.  Therefore, the presence or absence of atypically large claim(s) only affects net incurred to the extent that the affect on the direct incurred exceeds the affect on ceded incurred.

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As an example of the volatility of Crusader’s ceded losses and loss adjustment expenses incurred (ceded paid plus ceded case reserves, excluding ceded IBNR) for the three most recent accident years as of December 31, 2009:

Accident Year	Ceded Losses and Loss Adjustment Expenses Incurred, Excluding Ceded IBNR
2007	$4,107,778
2008	$2,017,097
2009	$0

Note that the above table reflects accident year activity, rather than calendar year activity.  While there is still a significant possibility that ceded claim(s) might yet emerge on the accident years presented, the Company has reduced its estimates of ceded IBNR over time in recognition of the gradual reduction over time of that possibility.  Since the Company premium volume has been decreasing, the ceded IBNR on new business is not enough to offset the reductions in ceded IBNR on old business.  As the Company’s ceded IBNR estimates are reduced over time, the ceded incurred claims costs for any period can actually fall below zero if reported ceded claims costs are low.  This is what caused ceded claims costs to be less than zero, and hence appear to increase net claims costs, in 2008 and 2009.

The changes in the ceded losses and loss adjustment expenses incurred are a reflection of (a) the amount of those claims that are covered by the Company’s excess of loss reinsurance treaties and (b) the potential variability due to the small size of the Company.

(a)  The factors that determine the claims that are covered by the Company’s reinsurance treaties are discussed in Part 1, Item 1, under Reinsurance on Page 3 and also in Note 11 of the consolidated financial statements on the Company’s 2009 Form 10-K.  None of the changes in these factors are significant to the periods covered.

(b)  On Page 38 of the Company’s 2009 Form 10-K, the Company disclosed that “due to the small size of the Company and the related small population of claims, the Company’s losses and loss adjustment expenses for any accident year can vary significantly from the initial expectations.  Due to the small number of claims, changes in claim frequency and/or severity can materially affect the Company’s reserve estimate.  The potential variability from management’s best estimate cannot be measured from any meaningful statistical basis due to the numerous uncertainties in the claims reserving process and the small population of claims.”

Excluding the discussion of the potential volatility of the Company’s ceded incurred losses and losses adjustment expenses (which offset direct incurred losses and loss adjustment expenses and hence do not affect net incurred losses and loss adjustment expenses), the Company believes the remaining information is already disclosed in the Company’s 2009 Form 10-K.  The Company will add the discussion of the potential volatility of the ceded losses and loss adjustment expenses to future 10-K filings.

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SEC Comment

2.  In your response to comment two, you assert that the methods and key assumptions underlying your estimation of loss and loss adjustment reserves did not change in recent years.  However, as shown on page 2 of your response letter, that change in ceded loss reserves decreased income before taxes by $3.6 million in 2009 and $8.6 million in 2008 and increased income before taxes by $4.9 million in 2007.  Your disclosure on page 38 does not adequately explain what caused these changes in reserve estimate.  Please explain these changes and revise your disclosure accordingly.

Company Response

The above two comments are directly related to each other.  Since the first comment deals with changes in ceded incurred losses and loss adjustment expenses and the second comment deals with changes in ceded losses and loss adjustment reserves, the Company Response to each comment applies to both comments.

There have been no changes in methods of estimating ceded incurred losses and loss adjustment expenses, and the changes in estimates of prior accident year ceded incurred losses and loss adjustment expenses are attributed to the passage of time and greater amount of actual loss data available for each accident year.  As stated in the response to Comment 1, due to the small number of claims, changes in claim frequency and/or severity can materially affect the Company’s reserve estimate.

Only the net layer of the Company’s direct claims costs flow through to income before taxes.  The rest of the direct claims costs are offset by ceded claims costs – that layer does not flow through income before taxes.  This comment states that changes in the Company’s ceded loss reserves resulted in decreases to income before taxes.  That statement is incomplete because it is out of context.  Changes in ceded loss reserves generally offset changes in direct loss reserves; they do not flow through to income before taxes.  Only the increase in direct loss reserves that are in excess of the increase in ceded reserves flow through to income before taxes.  Direct losses incurred and ceded losses incurred do not move in exact tandem because the reinsurance is only applied to larger losses; however, there is generally a correlation in the movements.

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In connection with our response to staff comments, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (818) 591-9800.

Sincerely,

/s/ Lester A. Aaron
Lester A. Aaron
Chief Financial Officer
Unico American Corporation

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